Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Digital World Acquisition Corp.

Commission File No. 001-40779

The following is a transcript of IPO Edge and The Palm Beach Hedge Fund Association’s interview with Digital World Acquisition Corp.’s Chief Executive Officer, Patrick Orlando, on November 22, 2022.

Patrick Orlando, CEO - DWAC: Good morning,

John Jannarone, Editor-in-Chief - IPO Edge: Morning, Patrick. Good morning, everyone. Thank you for joining us. We have a very special event today, a very timely event with everything that’s going on. We have Patrick Orlando joining us once again as a CEO of Digital World Acquisition Corp., which, of course, has plans to merge with the parent of TruthSocial, a rival platform to Twitter, started by Donald Trump. We’re going to get into a lot of that momentarily here. But I just like to point out a couple of other things. One of the really interesting things that’s going on right now is that, of course, Trump has been reinstated on Twitter, but as of last time I checked he is not tweeted yet, so we’re going to talk to Patrick a bit about that, and also later this morning in about a half an hour, actually the results of a vote to extend the life of Patrick’s SPAC will be announced, and we’re going to tell you actually in this next slide here. If we could, how to tune into that. So Patrick’s going to be with us for the next twenty minutes or so and then he’s going to join that call which everyone else, of course, is welcome to check out. You can also ask Patrick questions by submitting them right there to us in the zoom portal. We’ll get to those in the last few minutes. All right. Well, without further ado, let’s jump right into it, because we’ve got an abbreviated session today. Patrick, thanks for joining us.

Patrick Orlando, CEO - DWAC: No, you’re welcome, and you know, glad to be on again. I think this is a great forum to be able to keep in touch with the interested parties. As you mentioned, I’d adjourn the meeting to provide stockholders more time to vote. Reconvening of the meeting is at noon today. It’d be great to have people to dial in and listen in to what those sound like. You know, stockholder participation in the voting process is always important. It’s very important for SPACs. A lot of SPACs are going for extensions also. Just the final merger vote is done by proxy, and we really want to highlight how important it is that each stockholder, small or large, participating in the process, because this is where they get to make the decisions on whether or not, you know SPACs and other public companies can combine or extend.

John Jannarone, Editor-in-Chief - IPO Edge: Great. Now, Patrick, a quick question about this process, which has been pretty extended. Why has it been so tough to get this vote through? I mean, my understanding is that you have a very large number of shareholders and that’s part of the difficulty. Can you just explain what you’ve been going through?

Patrick Orlando, CEO - DWAC: Yes, I mean it’s a really arduous process. When you have as many stockholders as we did it’s it really takes a long time to raise the awareness. Retail stockholders in general oftentimes don’t feel they need to participate in these votes right? They feel like the large corporations, the large institutions that are invested in these names are going to make the decisions for them, and sometimes they actually think the company itself can make the decision. But you know, in a case like this, the stockholders actually are the ones that need to vote, whether or not certain proposals pass, and in our case just processing the sheer volume of voters that need to be processed took a long time. You know we had a wonderful team. I will give a shout out here to Alliance Advisors, our proxy solicitor, who did an absolutely spectacular job. And you know, even very recently we do have people that are calling, and I’ve spoken to them personally that just became aware of the vote. So it’s not a very efficient process. I don’t believe that it’s something that’s focused on enough. So you know, brokers and others that hold the stockholders accounts are not really the way they buy stockholders has not been as effective as it may should, may or could be. So you know, we sent out letters and make phone calls, and it’s a very old school process when you have these many stockholders. But you know very proud that we’ve gotten in touch and really made sure the stockholders that wanted to vote were able to and you know we’ve taken the votes from large stockholders, small stockholders, and every single one has the same right. It’s in the end.

John Jannarone, Editor-in-Chief - IPO Edge: Well, you know, Patrick, DWAC is one of the few SPACs that are actually trading above cash and trust these days, but there have been instances, and we’ve hosted other companies on your other SPACS. – That is, where you know the stocks trading at thirty dollars, and everyone’s confused. Well, what’s wrong if it’s trading so well. But at the end of the day those that vote does count. Now, you’re gonna, hopefully, tell the world the results of that of that vote in about half an hour here. But you know, assuming things go well, whether it’s today or in any event, if you’re able to get the extension done, what next? What can shareholders look forward to?

Patrick Orlando, CEO - DWAC: So we basically wake up and do the same thing every day. We work to move our proposed merger forward. We, you know, manage the day to the business public filings, etcetera, etcetera. So we’re going to continue. We are working diligently to try to close our proposed merger and, you know, that is really the purpose of Digital World. So well, that’s what we wake up and work on everyday.

John Jannarone, Editor-in-Chief - IPO Edge: Great. Now. Patrick, I know that you probably can’t say much about this but can you tell us anything about the SEC review and how that’s playing out?

Patrick Orlando, CEO – DWAC: So, you know, obviously we have a mechanism to communicate with the public, which are public filings. Anytime we have a material development which would include, you know, material events with the SEC. We will file those publicly. So you know, in the interim I don’t really have interim updates. But you know as soon as we do have anything material, we will be filing an 8-K and once again this is, you know, I don’t want to give stockholders more homework, but you know, making sure that you have alerts on the stocks that you are interested in on, when they have SEC filings – that’s a great way to stay up to speed. It’s a great way to be ahead of the curve and also, you know, if you read the SEC filings that we will put out there, you are getting them straight from the source, as opposed to you know, reading a news article that’s interpreting the SEC filing. So, I really encourage everybody to get on the SEC report website. Make sure they get any alerts of any updates as we are. Any press releases and any 8-Ks that we’re putting out there. And I think that’s the best way to stay up to speed. So you know, right now we don’t have an update, but as soon as we have a material one, we’ll put it out there.

John Jannarone, Editor-in-Chief - IPO Edge: Great, you know, Patrick. I think that’s a good point, especially with a company like this. There’s a lot of noise around it, and I think that it may be an instance where it does pay off to just these filings. Let’s talk about the big news over the weekend Patrick. if we might. So Elon Musk hosted a poll. I think it was a pretty tight race, but former President Trump was put back on Twitter. As I mentioned before, I just checked. He’s not tweeted yet. There’s an obvious potential for a conflict here, because Social you know, counts a lot on President Trump to attract new users. What do you think is going to happen here? Would it be good or bad if he starts tweeting again.

Patrick Orlando, CEO - DWAC: Look, I mean my personal opinion, I was actually, I did follow that poll you know. I was pleasantly surprised how positive the reception to the President was even on that platform. I wasn’t sure what the makeup is of the people that are being polled but, you know it’s definitely a vote that the President’s popularity is high. You know, over half of the people that did vote, voted in favor of the President being reinstated. So, you know, how popular he is, and how many people want to follow him. You know it’s going to be his personal choice whether or not he does use an alternate platform. It’s as of now I’ve seen him very engaged and very active on Truth. And yeah, I would expect that to continue you know, Truth, for now, I believe, is the outlet for his voice, and he has some really incredible followers on that platform. So, I would expect Truth to be the main platform for the President’s tweets or the President’s Truths right. So, you know, let’s stay on the top of your TruthSocial. I believe, since you were last with us, TruthSocial became available on Android.

John Jannarone, Editor-in-Chief - IPO Edge: Anything else you can tell us about how it’s doing. You know, I think, that the former President has several million followers there, and he’s got almost one hundred million on Twitter. So, it’s growing but still, you know not as big. Can you give us any update on how the business is going?

Patrick Orlando, CEO - DWAC: But you know I do follow the user numbers, and you know we’ve seen at least from my perspective, I do see quite a few users that are active and following the President and other accounts. So I’m very happy with where the user engagement is right now, obviously. User growth is always challenging in these markets. You have to be careful that you’re adding kind of the users responsibly and that’s really up to the company as Digital World. We don’t actually control anything to do with Truth or the users at this point but you know we we’re watching it, and so far we’ve really liked what we’ve seen with the users and engagement.

John Jannarone, Editor-in-Chief - IPO Edge: Great. Now a financial question here for you, Patrick, you know, TruthSocial obviously is a young business startup, presumably, although we haven’t seen the numbers, you know, has some cash burn? How is that business going to be fair if the deal is delayed? These, of course, if I’m remembering correctly, there’s upwards of a billion dollars in funding that would come from, you know the shareholders in DWAC along with the pipe. That money would be. There is very much needed, right? So what happens if there’s a longer delay? Can the business hang in for a bit?

Patrick Orlando, CEO - DWAC: So you know that’s really up to TMTG, parent company of TruthSocial, but they’ve had you know, success so far raising capital to fund their operations. I think there’s quite a lot of interest in the business. You know, the stock itself has shown that. There’s potential for a multibillion-dollar valuation upon the proposed merger. So there really is quite a bit of interest in the operation obviously if and when we were able to merge. There would be an injection of capital that would be important for TruthSocial and TMTG but for now, you know, they’re operating independently and I don’t foresee any challenges in raising capital, but once again that is really up to them right now.

John Jannarone, Editor-in-Chief - IPO Edge: Great now, let’s just talk about politics. We might for a second or this a little bit touchy, Patrick, but you know, what do you think of Trump’s decision to quite early, I’d add, you know, announce that he’s running for President again. How is that impacting TruthSocial? Are you seeing, is it leading to more activity?

Patrick Orlando, CEO - DWAC: So, I haven’t actually gotten a lot of data since the announcement but you know, obviously the President is a high-profile individual. He has quite a large following, you know. He chose to run for President again, and I think that’s really a bold move, and very indicative of how he feels. He needs to contribute to a society, and you know I wish him the best in his endeavor, and we’ll see what you know. What that eventual outcome how that affects the business, but I right now it’s totally dial.

John Jannarone, Editor-in-Chief - IPO Edge: Patrick, I don’t want to get too far ahead of ourselves, but let’s just say the deal is actually allowed to close. What can investors expect? This very significant amount of money to be invested in, I mean, for those of us who’ve checked it out. The platform’s up works pretty smoothly but what kind of growth in the platform do you expect those dollars to go to?

Patrick Orlando, CEO - DWAC: So you know, I think you can check the public filings but you know the cash that is available to companies, and I’ll speak generically, but when you do have one of these mergers, it closes, and you have, you know, cash available to the fund the operations. It’s not your marked for any specific activity, but you would generally expect it to go towards. That’s a human resources marketing product development. You know these type of activities right? That’s where you expect the money to be spent. It’s really meant to be spent on growth related activities.

John Jannarone, Editor-in-Chief - IPO Edge: Great. Just switching back to Twitter, since it’s sort of the story of the of the week here well along with TruthSocial being, you know, Twitter is in disarray. Do you view that as a positive for TruthSocial? I mean, I think just about anyone you ask would say it’s a real mess over there. Do you think that’s leading to you know new users on TruthSocial? Is it helping or how do you read that?

Patrick Orlando, CEO - DWAC: Yeah, that, you know I will just you know, in my opinion you know, Twitter has its own set of challenges. Now it’s going to be going through, you know, cultural shift. You know you’ve seen, Elon announced a lot of initiatives. I don’t know how the loss of free lunch is going to go over with the employees there, but you should expect anytime you have a change of culture, it is tough for a business to navigate, so we’ll see where Twitter ends up. I was following closely all of the news initially, when Elon was looking to do the merger about you know the fake accounts of the robot accounts whatever they called you know, I mean the bots, so you know the bot accounts, well, we’ll see how that plays out, but look, you know, Twitter got a lot of active users. People are still using social media to communicate. Truth is another social media platform, and I think there’s room for many competitors in that landscape, and each one is going to have its, you know, unique set of users, unique applications and, you know, unique journey, so I don’t think you know Twitter one way or another directly affects Truth. I think that you know there are indirect effects, and I’m glad to see the space in general. The social media space has quite a bit of attention, and capital flow into it.

John Jannarone, Editor-in-Chief - IPO Edge: Great! I just want to remind everyone that we’ve only got about five minutes left with Patrick because he’s gonna have to jump on to the special meeting call which, of course, anyone can also join. Patrick, just one other question here comparing Twitter and TruthSocial. If I was looking at TruthSocial, so they were their ad showing up. So is it. Do you expect that to be an advertising driven model, and not to do anything like a subscription along the lines of what Elon did with a blue check?

Patrick Orlando, CEO - DWAC: Yeah, you know, I won’t comment on that yet. We’ll see how the business model plays out. But you know we are in the early days, I would say, in the development of TruthSocial, so it’s going to be exciting to see which direction the platform takes as of right now. What I really am excited about is just the fact that the users that are on there seem very engaged and very happy with the platform.

John Jannarone, Editor-in-Chief - IPO Edge: Great! Now a question about something that I mentioned you just before we jumped on here. Patrick, there was an article that my colleague and I are reading that was talking about, whether or not Trump has a fiduciary responsibility to protect TruthSocial, and so he can’t use Twitter. What do you think of that? Do you think he can if he wants?

Patrick Orlando, CEO - DWAC: You know I have not done that type of a legal analysis. But you know I don’t know why there would be any restrictions other than you know his personal choice as to where he wants to communicate, and how he wants to communicate with his public. So you know, for right now I’ve seen as you said, I have not seen him tweet yet, and I do see him active on TruthSocial and I think he’s quite happy with the platform and using it. So, let’s see. You know, how the crumbles in the future. But as of right now, you know, TruthSocial is really where I log into to see what his latest communications are.

John Jannarone, Editor-in-Chief - IPO Edge: Great. All right now. We’ve only got a couple of minutes, Patrick, let’s just let’s just wrap this up a little bit of a preview of this meeting. Ha, ha! How does this work? I think a lot of folks have probably never attended one of these. In fact, a lot of your shareholders have probably never voted before. So this is all new. Can you just tell us how this is going to work, or we can we expect to? I have some big news early on in that meeting

Patrick Orlando, CEO - DWAC: The meetings aren’t particularly long. You know the meeting will be held at noon, and you know, obviously I can’t preview you the meeting itself. It’s less than half an hour away, so everyone’s very welcome to dial in and listen to what a meeting sounds like, and I do believe there will be an opportunity to take additional votes. I’m not sure if that’s going to be opened by the parties that we have on. But it should be great to dial into, and you know I actually welcome stockholders to start dialing into the meetings of the companies that they’re interested in. So it’d be great if we start with this one. If no one’s ever attended a meeting, you know, here’s the instructions. It’s quite easy to get on, and of course, conduct a meeting all over the meeting, and you know I’ll conduct a meeting as I need to today.

John Jannarone, Editor-in-Chief - IPO Edge: All right, Patrick, we are almost out of time here, you know. I asked you hypothetically. What’s next? You know, assuming you are able to get the extension. But, gosh! You’ve been spending from what I can tell basically all of your time working on getting this vote done with your colleagues. You’re gonna have some free time on your hands. What are you guys going to be focused on in the next few months if this gets done?

Patrick Orlando, CEO - DWAC: No, I mean, obviously the vote was an intense process. We do have third parties that assist us in in these types of processes. But we’re gonna keep working on the day to day of what we need to do to advance our proposed merger, and the business of DWAC. So this extension that we are working towards provides us more time to close a business combination, and we thought it was appropriate, and you know the results, further adjournment of the meeting will occur very soon, and you know from there we go back to the business that we do almost every day anyways, which is trying to advance the interests.

John Jannarone, Editor-in-Chief - IPO Edge: All right. Great. Well, Patrick, we’re going to leave it there. I want to thank you for joining us a second time. Here we looked at you back again. This is a fascinating situation, and it’s really terrific to get the story straight from the horse’s mouth here. So, we appreciate having you and folks you can see where to check out this special meeting, virtually on your screen there, if you want to see what Patrick has to say in about ten minutes. So thank you for joining. Patrick, looks like you stay warm out there. All right. Well, thanks. Okay. Fine.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Digital World Acquisition Corp., a Delaware corporation (“Digital World”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), contemplated by an Agreement and Plan of Merger, dated October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, and as it may further be amended or supplemented from time to time, the “Merger Agreement”). Digital World’s and TMTG’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination and a private placement to be consummated concurrently with the Business Combination (“PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the Business Combination may not be completed by Digital World’s deadline for an initial business combination and the potential failure to obtain an extension of deadline if sought by Digital World, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of Digital World, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination or the PIPE on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against Digital World or against TMTG related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authority relating to the Merger Agreement, the Business Combination or the PIPE and the impact they may have on consummating the Business Combination and PIPE, (xii) TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) those factors discussed in Digital World’s filings with the SEC, including the registration statement on Form S-4 (initially filed with the SEC on May 16, 2022 and as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that have been described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Digital World from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Digital World or TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve the expectations.

Participants in the Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the approval of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests in the Business Combination of Digital World’s directors and officers in Digital World’s filings with the SEC, including the Registration Statement that has been filed with the SEC, which also contains the names and interests in the Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination and PIPE, Digital World has filed with the SEC the Registration Statement, which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. Digital World’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Digital World, TMTG, the Merger Agreement, the Business Combination and PIPE. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Digital World as of a record date to be established for voting on the Business Combination. Stockholders of Digital World will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.